[redacted]

12011663

AB 2/29

AB 3/16

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 27 2012
Washington, DC
110

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
|---|
| 8-44868 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BHIRUD ASSOCIATES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 THORNDAL CIRCLE, SUITE 205
(No. and Street)

| DARIEN | CONNECTICUT | 06820 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SURESH L. BHIRUD - PRESIDENT — (203) 662-6659
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
(Name - if individual, state last, first, middle name)

| 250 West 57th Street, Suite 1632 | New York | New York | 10107 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

SD 3/2/12

**OATH OR AFFIRMATION**

I, Suresh L. Bhirud, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Bhirud Associates, Inc., (Company), as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

S. L. Bhirud

Suresh L. Bhirud, President

Sworn and subscribed to before me this 20th day of February, 2012. Susan M. Bhirud

SUSAN M. BHIRUD
NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 31, 2016

**This report contains (check all applicable boxes):**

| | | | |
|---|---|---|---|
| | | Report of Independent Registered Public Accounting Firm | 1 |
| (x) | (a) | Facing page. | |
| (x) | (b) | Balance Sheet. | 2 |
| (x) | (c) | Statement of Operations. | 3 |
| (x) | (d) | Statement of Cash Flows. | 4 |
| (x) | (e) | Statement of Changes in Stockholder's Capital. | 5 |
| ( ) | (f) | Statement of Changes in Subordinated Liabilities (not applicable). | |
| (x) | | Notes to Financial Statements. | 6 – 8 |
| (x) | (g) | Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. | 9 |
| ( ) | (h) | Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. | |
| ( ) | (i) | Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable). | |
| ( ) | (j) | A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required). | |
| ( ) | (k) | A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable). | |
| (x) | (l) | An Affirmation. | |
| ( ) | (m) | A Copy of the SIPC Supplemental Report (not required). | |
| (x) | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control). | 10 – 11 |

# BHIRUD ASSOCIATES, INC.

(SEC I.D. No. 8-44868)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2011

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

# BHIRUD ASSOCIATES, INC.

(SEC I.D. No. 8-44868)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2011

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Bhirud Associates, Inc.

We have audited the accompanying balance sheet of Bhirud Associates, Inc., as of December 31, 2011 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bhirud Associates, Inc at December 31, 2011, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principals.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC*

New York, NY
January 25, 2012

**BHIRUD ASSOCIATES, INC.**
**BALANCE SHEET**
**DECEMBER 31, 2011**

ASSETS

| | | |
|---|---|---|
| Cash | $ | 93,333 |
| Receivable from clearing firm | | 764 |
| Marketable securities, at fair value | | 19,201 |
| Prepaid expense | | 1,486 |
| Other receivable | | 12,500 |
| Property and equipment, net of accumulated depreciation | | 3,804 |
| Total Assets | $ | 131,088 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 4,858 |
| Margin payable | | 1,084 |
| Total Liabilities | | 5,942 |
| Contingencies | | - |
| Stockholder's Equity: | | |
| Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding | | 30,000 |
| Additional paid-in capital | | 161,877 |
| Accumulated (deficit) | | (66,731) |
| Total Stockholder's Equity | | 125,146 |
| Total Liabilities and Stockholder's Equity | $ | 131,088 |

See Independent Accountants' Report and Accompanying Notes

## BHIRUD ASSOCIATES, INC.
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2011

| | |
|---|---|
| Revenues: | |
| Commissions | $ 30,435 |
| Fee income | 157,800 |
| (Loss) on securities | (36,245) |
| Interest and dividend income | 53 |
| Other income | 1,981 |
| Total Revenue | 154,024 |
| Costs and Expenses: | |
| Officer's compensation | 47,000 |
| Clearing costs | 9,830 |
| Dues and subscriptions | 20,721 |
| Salaries & wages | 24,420 |
| Payroll taxes and employee benefits | 13,980 |
| Travel and automobile | 14,381 |
| Rents | 6,000 |
| Meals and entertainment | 10,358 |
| Office supplies and expenses | 9,683 |
| Telephone | 5,849 |
| Professional fees | 4,080 |
| Insurance | 3,264 |
| Marketing and promotion | 390 |
| Regulatory fees | 1,510 |
| SIPC | 357 |
| Depreciation | 233 |
| Taxes | 891 |
| Interest | 384 |
| Total Costs and Expenses | 173,331 |
| Net Loss | $ (19,307) |

See Independent Accountants' Report and Accompanying Notes

**BHIRUD ASSOCIATES, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2011**

| | |
|---|---|
| Cash Flows From Operating Activities: | |
| Net Loss | $ (19,307) |
| Adjustment to reconcile net loss to | |
| net cash provided by operating activities: | |
| Changes in operating assets and liabilities: | |
| Depreciation expense | 233 |
| Decrease in receivable from clearing broker | 678 |
| Decrease in marketable securities | 45,377 |
| (Increase) in other receivable | (7,500) |
| Increase in accounts payable and accrued expenses | 152 |
| (Decrease) in margin payable | (8,962) |
| Net Cash Provided by Operating Activities | 10,671 |
| Cash Flows from Investing Activities: | - |
| Cash Flows from Financing Activities: | - |
| Net Increase In Cash | 10,671 |
| Cash, January 1, 2011 | 82,662 |
| Cash, December 31, 2011 | $ 93,333 |

See Independent Accountants' Report and Accompanying Notes

**BHIRUD ASSOCIATES, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2011**

| | Common Stock | Additional Paid-In Capital | Accumulated (deficit) | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance, January 1, 2011 | $ 30,000 | $ 161,877 | $ (47,423) | $ 144,454 |
| Net Loss | - | - | (19,307) | (19,307) |
| Balance, December 31, 2011 | $ 30,000 | $ 161,877 | $ (66,731) | $ 125,146 |

See Independent Accountants' Report and Accompanying Notes

**BHIRUD ASSOCIATES, INC.**
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

## 1. ORGANIZATION AND NATURE OF BUSINESS

Bhirud Associates, Inc. (the "Company") is registered as a broker-dealer and investment advisor under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp. (SIPC).

The Company's business includes clearing its transactions on a fully disclosed basis through its clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) and is not responsible for compliance with Section 4(c) of Regulations T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by the clearing firm.

The Company has a small number of customers, with one major customer being the Apex Mid Cap Growth Fund. The sole stockholder of Bhirud Associates, Inc. is the portfolio manager of the fund.

The Company is engaged as a securities broker-dealer and investment advisor, and limits its business to agency and riskless principal transactions.

## 2. SIGNIFICANT ACCOUNTING POLICIES

### Revenues

Commissions are recorded on settlement date, which is not materially different than trade date.

Fee Income - Fees are for research services as these services are provided on both an ongoing and on a demand basis. The Company bills for these fees as they are earned.

### Securities Sales

The Company trades for its account recording regular-way trades on the settlement date, which is not materially different than trade date. During the year ended December 31, 2011, the Company had net losses (realized and unrealized) on securities of $36,245.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Basis of Presentation**

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and research services.

**Property and Equipment**

Property and equipment is stated at cost and is depreciated over the estimated useful lives of the assets based on accelerated methods.

## 3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2011 the Company had net capital of $116,976 which was $16,976 in excess of the amount required.

## 4. LEASE

The Company has not entered into a lease with the landlord, but has an agreement to pay $500.00 per month. The Company does have to give two months notice if the Company wants to move from the premises.

## 5. INCOME TAXES

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder is liable for individual federal income taxes on his share of the Company's income, deductions, losses and credits.

## 6. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

## 7. FAIR VALUE

The Company's financial instruments approximate fair value.

## 8. RELATED PARTY TRANSACTIONS

As discussed in the nature of operations footnote, the company's sole stockholder is the portfolio manager of the Apex Mid Cap Growth Fund. In addition to the revenue generated, the Company pays rent and other administrative costs of the fund and is entitled to receive reimbursement for these costs. During the year ended December 31, 2011, the Company irrevocably waived its right to such reimbursement.

**BHIRUD ASSOCIATES, INC.**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2011**

| | |
|---|---|
| NET CAPITAL: | |
| Total stockholder's equity | $ 125,146 |
| Deductions and/or charges: | |
| Non-allowable assets: | |
| Prepaid expense | (1,486) |
| Property and equipment, net | (3,804) |
| Net capital before haircuts on securities positions | 119,856 |
| Haircuts on securities positions | (2,880) |
| Undue concentration | - |
| Net Capital | $ 116,976 |
| AGGREGATE INDEBTEDNESS: | |
| Items included in the statement of financial condition: | |
| Accounts payable and accrued expenses | $ 5,942 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | |
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ 396 |
| Minimum net capital required | $ 100,000 |
| Excess net capital | $ 16,976 |
| Net capital less greater of 10% of total AI or 120% of min. net capital | $ (3,024) |
| Percentage of aggregate indebtedness to net capital is | 5% |

The above computation agrees with the December 31, 2011 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA.

VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Bhirud Associates, Inc.

In planning and performing our audit of the financial statements and supplementary information of Bhirud Associates, Inc. (the "Company") for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC*

New York, NY
January 25, 2012